Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Net income attributable to common shareholders	$3,221	$488,456	$442,034	$437,257	$397,595	$406,074
Income taxes	(1,265)	258,272	236,411	237,720	220,705	230,591
Fixed charges	61,204	228,377	213,973	202,465	208,226	206,089
Total earnings	$63,160	$975,105	$892,418	$877,442	$826,526	$842,754
Fixed Charges:
Interest expense	$58,954	$219,796	$205,720	$194,964	$200,950	$201,888
Estimated interest portion of annual rents	2,250	8,581	8,253	7,501	7,276	4,201
Total fixed charges	$61,204	$228,377	$213,973	$202,465	$208,226	$206,089
Ratio of Earnings to Fixed Charges (rounded down)	1.03	4.26	4.17	4.33	3.96	4.08